

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2013

Mr. Charles Smith, Chief Financial Officer
Specialty Contractors, Inc.
1541 E. Interstate 30, Suite 140
Rockwall, TX 75087

> **Re: Specialty Contractors, Inc.**
> **Form 8-K**
> **Filed May 17, 2013**
> **Form 8-K/A**
> **Filed June 14, 2013**
> **File No. 333-166057**

Dear Mr. Smith:

We have reviewed your filing and have the following comment.

Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comments we may have additional comments.

Form 8-K/A Filed June 14, 2013

1. Please file a correspondence on EDGAR which addresses the acknowledgements requested below.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3732 with any questions.

Sincerely,

/s/ Mindy Hooker

Mindy Hooker
Accountant